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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                             StarMedia Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    855546107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Harvey M. Eisenberg, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza - 24th Floor
                              New York, N.Y. 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 January 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (SBIC), LLC - Taxpayer ID # 13-3376808
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       -------------------------------------------------------------------------
       (b)
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------
  3.   SEC Use Only
--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions) WC
                                          --------------------------------------
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                    ------------------------------------------------------------
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
                        7.  Sole Voting Power   11,823,333 (assumes conversion
                                                of the 2001 Series A Preferred
                                                Stock and Options to purchase
                                                85,000 Shares)
Number of Shares                                --------------------------------
Beneficially          ----------------------------------------------------------
Owned by Each           8.  Shared Voting Power  0
Reporting Person                                 -------------------------------
With                  ----------------------------------------------------------
                        9.  Sole Dispositive Power  11,823,333 (assumes
                                                    conversion of the 2001
                                                    Series A Preferred Stock
                                                    and Options to purchase
                                                    85,000 Shares)
                                                    ----------------------------
                      ----------------------------------------------------------
                       10.  Shared Dispositive Power  0
                                                      --------------------------
--------------------------------------------------------------------------------
 11.   Aggregate Amount Beneficially Owned by
       Each Reporting Person                   11,823,333 (assumes conversion of
                                               the 2001 Series A Preferred Stock
                                               and Options to purchase 85,000
                                               Shares)
                                               ---------------------------------
--------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                     -----------------------------------------------------------
 13.   Percent of Class Represented by Amount in Row (11)  12.8%
                                                           ---------------------
--------------------------------------------------------------------------------
 14.   Type of Reporting Person (See Instructions)

       00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (BHCA), L.P.
       Taxpayer ID # 13-3371826
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       -------------------------------------------------------------------------
       (b)
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------
  3.   SEC Use Only
--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions) WC
                                          --------------------------------------
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                    ------------------------------------------------------------
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
                        7.  Sole Voting Power   2,857,954
Number of Shares                                --------------------------------
Beneficially          ----------------------------------------------------------
Owned by Each           8.  Shared Voting Power  0
Reporting Person                                 -------------------------------
With                  ----------------------------------------------------------
                        9.  Sole Dispositive Power  2,857,954
                                                    ----------------------------
                      ----------------------------------------------------------
                       10.  Shared Dispositive Power  0
                                                      --------------------------
--------------------------------------------------------------------------------
 11.   Aggregate Amount Beneficially Owned by
       Each Reporting Person                   2,857,954
                                               ---------------------------------
--------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                     -----------------------------------------------------------
 13.   Percent of Class Represented by Amount in Row (11)  3.6%
                                                           ---------------------
--------------------------------------------------------------------------------
 14.   Type of Reporting Person (See Instructions)

       PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Quetzal/J.P. Morgan Partners, L.P.
       Taxpayer ID # 52-2228591
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       -------------------------------------------------------------------------
       (b)
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------
  3.   SEC Use Only
--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions) WC
                                          --------------------------------------
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                    ------------------------------------------------------------
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
                        7.  Sole Voting Power   98,361
Number of Shares                                --------------------------------
Beneficially          ----------------------------------------------------------
Owned by Each           8.  Shared Voting Power  0
Reporting Person                                 -------------------------------
With                  ----------------------------------------------------------
                        9.  Sole Dispositive Power  98,361
                                                    ----------------------------
                      ----------------------------------------------------------
                       10.  Shared Dispositive Power  0
                                                      --------------------------
--------------------------------------------------------------------------------
 11.   Aggregate Amount Beneficially Owned by
       Each Reporting Person                   98,361
                                               ---------------------------------
--------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                     -----------------------------------------------------------
 13.   Percent of Class Represented by Amount in Row (11)  .1%
                                                           ---------------------
--------------------------------------------------------------------------------
 14.   Type of Reporting Person (See Instructions)

       PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                             STARMEDIA NETWORK, INC.


         This Amendment No. 3 to Schedule 13D ("AMENDMENT NO. 3") amends the
Schedule 13D, as amended pursuant to Amendments No. 1 and No. 2 to Schedule 13D filed on September 30, 2001, filed on behalf of J.P. Morgan Partners (SBIC), LLC, a Delaware limited liability company ("JPMP (SBIC)"), J.P. Morgan Partners
(BHCA), L.P., a Delaware limited partnership ("JPMP (BHCA)") and QUETZAL/J.P. Morgan Partners, L.P. a Delaware limited partnership ("QUETZAL/JPMP", and together with JPMP (SBIC) and JPMP (BHCA), the "REPORTING PERSONS"), with the Securities and Exchange Commission (the "SEC") on September 13, 2001 (the "ORIGINAL SCHEDULE 13D"), relating to the Common Stock, $0.001 par value per share (the "COMMON STOCK"), of StarMedia Network Inc., a Delaware corporation (the "ISSUER"). Unless otherwise indicated, all capitalized terms not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

         This Amendment No. 3 relates to a decrease in the Reporting Persons' percentage ownership of the Issuer's Common Stock and changes in the controlling persons of the Reporting Persons. Except as disclosed in this Amendment No. 3, the information contained in the Original Schedule 13D, as amended, has not changed as of the date hereof.

Item 2 is hereby amended by replacing Schedule A, Schedule B and Schedule C attached to the Original Schedule 13D with Schedule A, Schedule B and Schedule C attached hereto.

Item 5 is hereby amended and restated as follows:

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a)

o JPMP (SBIC) may be deemed the beneficial owner of 11,823,333 shares of the Issuer's Common Stock (assuming conversion of the 2001 Series A Preferred Stock and Options to purchase 85,000 shares). As of December 31, 2002, JPMP
     (SBIC)'s deemed beneficial ownership represents 12.8% of the Common Stock of the Issuer. JPMP (SBIC) has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

o JPMP (BHCA) may be deemed the beneficial owner of 2,857,954 shares of the Issuer's Common Stock. As of December 31, 2002, JPMP (BHCA)'s deemed beneficial ownership represents 3.6% of the Common Stock of the Issuer. JPMP (BHCA) has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

o Quetzal/JPMP may be deemed the beneficial owner of 98,361 shares of the Issuer's Common Stock. As of December 31, 2002, Quetzal/JPMP's deemed beneficial ownership represents .1% of the Common Stock of the Issuer. Quetzal/JPMP has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

         (b) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in shares of the Common Stock (or in Common Stock equivalents) during the past 60 days.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2003            J.P. MORGAN PARTNERS (SBIC), LLC


                                    By: /s/ Jeffrey C. Walker
                                        -------------------------------------
                                        Name:   Jeffrey C. Walker
                                        Title:  President


Date:  February 13, 2003            J.P. MORGAN PARTNERS (BHCA), L.P.


                                    By: JPMP MASTER FUND MANAGER, L.P.,
                                        ITS GENERAL PARTNER

                                    By: JPMP CAPITAL CORP.,
                                        ITS GENERAL PARTNER


                                    By: /s/ Jeffrey C. Walker
                                        -------------------------------------
                                        Name:   Jeffrey C. Walker
                                        Title:  President


Date:  February 13, 2003            QUETZAL/J.P. MORGAN PARTNERS, L.P.


                                    By:  Quetzal/J.P. Morgan Partners (GP), LLC,
                                         its General Partner


                                    By: /s/ Lauren M. Tyler
                                        -------------------------------------
                                        Name:   Lauren M. Tyler
                                        Title:  Managing Member

                                                                      SCHEDULE A


                        J.P. MORGAN PARTNERS (SBIC), LLC


                             EXECUTIVE OFFICERS(1)

President                                                  Jeffrey C. Walker*
Executive Vice President                                   Mitchell J. Blutt, M.D.*
Executive Vice President                                   Arnold L. Chavkin*
Executive Vice President                                   John M.B. O'Connor*
Managing Director                                          Dr. Dana Beth Ardi
Managing Director                                          Christopher C. Behrens*
Managing Director                                          Julie Casella-Esposito*
Managing Director                                          Rodney A. Ferguson*
Managing Director                                          Cornell P. French*
Managing Director                                          Michael R. Hannon*
Managing Director                                          Alfredo Irigoin*
Managing Director                                          Andrew Kahn*
Managing Director                                          Jonathan R. Lynch*
Managing Director                                          Stephen P. Murray*
Managing Director                                          Timothy Purcell*
Managing Director                                          Faith Rosenfeld*
Managing Director                                          Shahan D. Soghikian*
Managing Director                                          Timothy J. Walsh*
Managing Director                                          Richard D. Waters, Jr.*
Managing Director                                          Damion E. Wicker, M.D.*
Managing Director                                          Eric R. Wilkinson*
Senior Vice President and Assistant Secretary              James Hutter*
Senior Vice President and Assistant Secretary              Mounir Nahas*
Senior Vice President, Treasurer and Assistant Secretary   Elisa R. Stein*
Vice President and Assistant Secretary                     Richard Madsen*
Vice President and Assistant Secretary                     Puneet Gulati*
Vice President and Assistant Secretary                     Thomas Szymoniak*
Vice President and Assistant Secretary                     Scott Kraemer*
Secretary                                                  Anthony J. Horan**
Assistant Secretary                                        Robert C. Caroll**
Assistant Secretary                                        Denise G. Connors**
Assistant Secretary                                        Euisun Lisa Lee**
Assistant Secretary                                        Timothy Samson**






--------
(1) Each of whom is a United States citizen except for Messrs. Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  DIRECTORS(1)

                               Jeffrey C. Walker*









----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                                                      SCHEDULE B


                               JPMP CAPITAL CORP.


                             EXECUTIVE OFFICERS(1)

President                                                  Jeffrey C. Walker*
Executive Vice President                                   Mitchell J. Blutt, M.D.*
Executive Vice President                                   Arnold L. Chavkin*
Executive Vice President                                   John M.B. O'Connor*
Managing Director                                          Dr. Dana Beth Ardi
Managing Director                                          Christopher C. Behrens*
Managing Director                                          Julie Casella-Esposito*
Managing Director                                          Rodney A. Ferguson*
Managing Director                                          Cornell P. French*
Managing Director                                          Michael R. Hannon*
Managing Director                                          Alfredo Irigoin*
Managing Director                                          Andrew Kahn*
Managing Director                                          Jonathan R. Lynch*
Managing Director                                          Stephen P. Murray*
Managing Director                                          Timothy Purcell*
Managing Director                                          Faith Rosenfeld*
Managing Director                                          Shahan D. Soghikian*
Managing Director                                          Timothy J. Walsh*
Managing Director                                          Richard D. Waters, Jr.*
Managing Director                                          Damion E. Wicker, M.D.*
Managing Director                                          Eric R. Wilkinson*
Senior Vice President and Assistant Secretary              James Hutter*
Senior Vice President and Assistant Secretary              Mounir Nahas*
Senior Vice President, Treasurer and Assistant Secretary   Elisa R. Stein*
Vice President and Assistant Secretary                     Richard Madsen*
Vice President and Assistant Secretary                     Puneet Gulati*
Vice President and Assistant Secretary                     Thomas Szymoniak*
Vice President and Assistant Secretary                     Scott Kraemer*
Secretary                                                  Anthony J. Horan**
Assistant Secretary                                        Robert C. Caroll**
Assistant Secretary                                        Denise G. Connors**
Assistant Secretary                                        Euisun Lisa Lee**
Assistant Secretary                                        Timothy Samson**






----------
(1) Each of whom is a United States citizen except for Messrs. Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*










----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                                                      SCHEDULE C


                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer         William B. Harrison Jr.*
Vice Chairman                                             David A. Coulter*
Vice Chairman                                             Walter A. Gubert*
Vice Chairman                                             Thomas B. Ketchum*
Vice Chairman                                             Donald H. Layton*
Vice Chairman                                             James B. Lee Jr. *
Vice Chairman                                             Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management and
Administration                                            Marc J. Shapiro*
Executive Officer                                         Steven D. Black*
Executive Officer                                         Donald H. McCree III*
Executive Officer                                         James I. Staley*
Executive Officer                                         Don M. Wilson*
Executive Officer                                         William T. Winters*
Executive Vice President; General Auditor                 William J. Moran*
Executive Vice President; Chief Financial Officer         Dina Dublon*
Executive Vice President; Head of Market Risk Management  Lesley Daniels Webster*
Chief Credit Officer                                      Robert S. Strong*
Managing Director                                         Paul W. Brandow*
Managing Director; Corporate Treasurer                    David B. Edelson*
Managing Director; Head of Credit Risk Policy             Suzanne Hammett*
Managing Director                                         Louis M. Morrell*
Managing Director                                         John Steinhardt*
Managing Director                                         John Wilmet*
Managing Director                                         Jorge V. Jasson*
General Counsel                                           William H. McDavid*
Corporate Secretary                                       Anthony James Horan*
Senior Vice President; Assistant General Counsel          Ronald C. Mayer*
Senior Vice President; Chief Compliance Officer           Gregory S. Meredith*
Director of Human Resources                               John J. Farrell*
Director of Corporate Marketing and Communications        Frederick W. Hill*
Controller                                                Joseph L. Scalfani*
Assistant Corporate Secretary                             James C. Berry*




----------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  DIRECTORS(1)


                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
 H. Laurence Fuller            Retired Co-Chairman
                               BP Amoco p.l.c.
                               1111 Warrenville Road, Suite 25
                               Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------


----------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                 Chief Executive Officer
                               U.S. Olympic Committee
                               One Olympic Plaza
                               Colorado Springs, CO  80909
--------------------------------------------------------------------------------